SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29976; 812-13313]

Harris & Harris Group, Inc.; Notice of Application

March 7, 2012

Agency:  Securities and Exchange Commission ("Commission").

Action:  Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 23(a), 23(b) and 63 of the Act; under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by section 57(a)(4) of the Act; and under section 23(c)(3) of the Act for an exemption from section 23(c) of the Act.

Summary of the Application:  Harris & Harris Group, Inc. ("Applicant" or "Company") requests an order that would permit Applicant to (a) issue restricted shares of its common stock ("Restricted Stock") as part of the compensation package for certain participants in its Amended and Restated 2012 Equity Incentive Plan (the " Plan"), (b) withhold shares of the Applicant's common stock or purchase shares of Applicant's common stock from participants to satisfy tax withholding obligations relating to the vesting of Restricted Stock or the exercise of options to purchase shares of Applicant's common stock ("Options"), and (c) permit participants to pay the exercise price of Options with shares of Applicant's common stock.

Filing Dates:  The application was filed on July 11, 2006, and amended May 24, 2010, October 25, 2011, and February 29, 2012.  Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing:  An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 2, 2012, and

should be accompanied by proof of service on applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicant, 1450 Broadway, 24th Floor, New York, NY 10018.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Mary

Kay Frech, Branch Chief, at (202) 551-6821, (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

Applicant's Representations:

1.     Applicant is an internally managed venture capital company specializing in

nanotechnology and microsystems that has elected to be regulated as a business development

company ("BDC") under the Act.[1]  Since 2001, Applicant has made initial venture capital

investments exclusively in nanotechnology and microsystems, which it sometimes refers to as

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[1]Applicant was incorporated under the laws of the state of New York in August 1981.  In 1995, Applicant elected to become a BDC.  Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

"tiny technology." Applicant considers a company to be a tiny technology company if the company employs or intends to employ technology that Applicant considers to be at the microscale or smaller and if the employment of that technology is material to its business plan. Shares of Applicant's common stock are traded on the Nasdaq Global Market under the symbol "TINY." As of December 31, 2011, there were 31,000,601 shares of Applicant's common stock outstanding. As of that date, Applicant had 10 employees.

2.    Applicant currently has a ten member board of directors (the "Board") of whom eight are not "interested persons" of Applicant within the meaning of section 2(a)(19) of the Act, and two are considered "interested persons" of Applicant. As of June 7, 2012, Applicant will have a nine member Board of whom eight will be non-interested persons of Applicant and one will be considered an interested person of Applicant.[2]

3.    Applicant believes that, because the market for highly qualified investment professionals is highly competitive, Applicant's success depends on its ability to offer compensation packages to its professionals that are competitive with those offered by other venture capital firms and investment management businesses. Applicant states that the ability to offer equity-based compensation to its professionals, which both aligns employee behavior with shareholder interests and provides a retention tool, is vital to Applicant's future growth and success.

4.    Effective May 4, 2006, Applicant adopted the Harris & Harris Group, Inc. 2006 Equity Incentive Plan (the "2006 Plan"). Applicant has issued Options to participants under the 2006 Plan, all of whom were employees at the time of the grants, and as of December 31, 2011, there were 3,389,117 Options outstanding. Applicant has not issued any Restricted Stock

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[2] For purposes of the requested relief, Applicant will be granting Restricted Stock pursuant to the Plan to the individuals who are directors as of June 7, 2012, including the Applicant's chief executive officer, who will then be the sole interested director.

pursuant to the 2006 Plan.  Applicant proposes to amend and restate the 2006 Plan by adopting

the Plan, which will supersede the 2006 Plan, subject to the issuance of the requested order.  The

Plan authorizes the issuance of Options to its officers and employees, and Restricted Stock to its

directors, including non-employee directors ("Non-Employee Directors"), officers and

employees ("Participants").[3]

5.    The Plan will authorize the issuance of shares of Restricted Stock subject to certain

forfeiture restrictions.  The restrictions may relate to continued employment or service as a

director (lapsing either on an annual or other periodic basis or on a "cliff" basis, *i.e.,* at the end of

a stated period of time), the satisfaction of performance goals as stated in the Plan, or other

restrictions deemed by the Required Majority[4] and the Compensation Committee[5] from time to

time to be appropriate and in the best interests of Applicant and its stockholders.  Unless

otherwise determined by the Board, a Participant granted Restricted Stock will have all of the

rights of a stockholder including, without limitation, the right to vote Restricted Stock and the

right to receive dividends, including deemed dividends, thereon.  Restricted Stock may not be

transferred, pledged, hypothecated, margined, or otherwise encumbered by the Participant during

the Restricted Period, except for disposition by will or intestacy.  Except as the Board otherwise

determines, upon termination of a Participant's employment or director relationship with the

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[3] Options will not be granted to Non-Employee Directors.

[4] Section 57(o) of the Act provides that the term "required majority," when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC's directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

[5] The "Compensation Committee" is composed of "non-employee directors" within the meaning of rule 16b-3, and "outside directors" within the meaning of section 162(m) of the Internal Revenue Code of 1986, as amended.

Company during the applicable restriction period, the Participant's Restricted Stock and any accrued but unpaid dividends that are then subject to restrictions shall generally be forfeited.[6]

6.    Under the Plan, a maximum of twenty percent (20%) of Applicant's total shares of common stock issued and outstanding (as of the Effective Date)[7] will be available for awards under the Plan.  Under the Plan, no more than fifty percent (50%) of the shares of stock reserved for the grant of awards under the Plan may be Restricted Stock awards at any time during the term of the Plan.  Thus, the maximum amount of Restricted Stock that may be outstanding at any particular time will be ten percent of the Applicant's voting securities.[8]  No more than 1,000,000 shares of common stock may be made subject to awards under the Plan to any Participant in any year.[9]

7.    The Plan will be administered by the Compensation Committee and the Board will have the responsibility to ensure that the Plan is operated in a manner that best serves the interests of Applicant and its stockholders.  Restricted Stock will be awarded to certain employees, officers and directors, including Non-Employee Directors, from time to time as part of the employees', officers' or directors' compensation based on their actual or expected performance and value to the Company.  All awards of Restricted Stock to employees will be

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[6] If any shares subject to an award granted under the Plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without an issuance of shares, those shares will again be available for awards under the Plan.

[7] Effective Date is defined in section 2(i) of the Plan as the date on which the Plan is approved by Applicant's stockholders.

[8] For purposes of calculating compliance with this limit, the Company will count as Restricted Stock all shares of its common stock that are issued under the Plan less any shares that are forfeited back to the Company and cancelled as a result of forfeiture restrictions not lapsing.

[9] If the Company does not receive the requested order to issue Restricted Stock, all shares granted under the Plan may be subject to Options.  All Option awards will be issued in accordance with section 61 of the Act and will not be granted to Non-Employee Directors.

approved by the Required Majority. Awards of Restricted Stock to Non-Employee Directors will be made on the schedule described below.

8.    Under the Plan, Non-Employee Directors will each receive a grant of up to 2,000 shares of Restricted Stock at the beginning of each one-year term of service on the Board, for which forfeiture restrictions will lapse as to one-third of such shares each year for three years. Each grant of Restricted Stock to Non-Employee Directors will be made pursuant to this schedule and will not be changed without Commission approval.

9.    The Plan provides that the Company is authorized to withhold stock (in whole or in part) from any award of Restricted Stock granted in satisfaction of a Participant's tax obligations. In addition, as discussed more fully in the application, the exercise of Options will result in the recipient being deemed to have received compensation in the amount by which the fair market value of the shares of the Company's common stock, determined as of the date of exercise, exceeds the exercise price. Accordingly, Applicant requests relief to withhold shares of its common stock or purchase shares of its common stock from Participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of Options that were granted under the 2006 Plan or will be granted pursuant to the Plan. Applicant also requests an exemption to permit Participants to pay the exercise price of Options that were granted under the 2006 Plan or will be granted to them pursuant to the Plan with shares of the Company's common stock.

10.    The Plan was approved on February 29, 2012, by the Compensation Committee and the Board, including the Required Majority. The Plan will be submitted for approval to the Company's stockholders, and will become effective upon such approval, subject to and following receipt of the requested order.

Applicant's Legal Analysis:

Sections 23(a) and (b), Section 63

1.     Under section 63 of the Act, the provisions of section 23(a) of the Act generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities are made applicable to BDCs.  This provision would prohibit the issuance of Restricted Stock as a part of the Plan.

2.     Section 23(b) of the Act generally prohibits a registered closed-end investment company from selling any common stock of which it is the issuer at a price below its current net asset value.  Section 63(2) of the Act makes section 23(b) applicable to BDCs unless certain conditions are met.  Because Restricted Stock that would be granted under the Plan would not meet the terms of section 63(2), sections 23(b) and 63 would prevent the issuance of Restricted Stock.

3.     Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.     Applicant requests an order pursuant to section 6(c) of the Act granting an exemption from the provisions of sections 23(a), 23(b) and 63 of the Act.  Applicant states that the Plan would not violate the concerns underlying these sections, which include: (a) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (b) complication of the investment company's structure that made it difficult to determine the value of the company's shares; and (c) dilution of

shareholders' equity in the investment company.  Applicant asserts that the Plan does not raise concerns about preferential treatment of Applicant's insiders because the Plan is a bona fide compensation plan of the type that is common among corporations generally.  In addition, section 61(a)(3)(B) of the Act permits a BDC to issue to its directors, officers, employees, and general partners warrants, options, and rights to purchase the BDC's voting securities pursuant to an executive compensation plan, subject to certain conditions.  Applicant states that, for reasons that are unclear, section 61 and its legislative history do not address the issuance by a BDC of restricted stock as incentive compensation.  Applicant believes, however, that the issuance of Restricted Stock is substantially similar, for purposes of investor protection under the Act, to the issuance of warrants, options, and rights as contemplated by section 61. Applicant also asserts that the issuance of Restricted Stock would not become a means for insiders to obtain control of Applicant because the maximum amount of Restricted Stock that may be issued under the Plan at any one time will be ten percent of the outstanding shares of common stock of Applicant. Moreover, no Participant will be granted more than 25% of the shares of stock reserved for issuance under the Plan.

5.      Applicant further states that the Plan will not unduly complicate Applicant's capital structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors.  Applicant notes that the Plan will be submitted for approval to the Company's stockholders.  Applicant represents that the proxy materials submitted to Applicant's stockholders will contain a concise "plain English" description of the Plan and its potential dilutive effect.  Applicant also states that it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Securities Exchange Act of 1934.  Applicant further notes that the Plan will be disclosed to investors in

accordance with the requirements of the Form N-2 registration statement for closed-end

investment companies and pursuant to the standards and guidelines adopted by the Financial

Accounting Standards Board for operating companies.  Applicant also will comply with the

disclosure requirements for executive compensation plans applicable to BDCs.[10]  Applicant thus

concludes that the Plan will be adequately disclosed to investors and appropriately reflected in

the market value of Applicant's shares.

6.      Applicant acknowledges that awards granted under the Plan may have a dilutive

effect on the stockholders' equity per share in Applicant, but believes that effect would be

outweighed by the anticipated benefits of the Plan to Applicant and its stockholders.  Moreover,

based on the manner in which the issuance of Restricted Stock pursuant to the Plan will be

administered, the Restricted Stock will be no more dilutive than if Applicant were to issue only

Options to Participants who are employees, as is permitted by section 61(a)(3) of the Act.

Applicant asserts that it needs the flexibility to provide the requested equity-based compensation

in order to be able to compete effectively with other venture capital firms for talented

professionals.  These professionals, Applicant suggests, in turn are likely to increase Applicant's

performance and stockholder value.  Applicant also asserts that equity-based compensation

would more closely align the interests of Applicant's employees with those of its stockholders.

In addition, Applicant states that its stockholders will be further protected by the conditions to

the requested order that assure continuing oversight of the operation of the Plan by the Board.

Section 57(a)(4), Rule 17d-1

7.      Section 57(a) proscribes certain transactions between a BDC and persons related

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[10] See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8756 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

to the BDC in the manner described in section 57(b) ("57(b) persons"), absent a Commission order.  Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such an order.  Rule l7d-1, made applicable to BDCs by section 57(i), proscribes participation in a "joint enterprise or other joint arrangement or profit-sharing plan," which includes a stock option or purchase plan.  Employees and directors of a BDC are 57(b) persons.  Thus, the issuance of shares of Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of section 57(a)(4).  Rule 17d-1(b) provides that, in considering relief pursuant to the rule, the Commission will consider (a) whether the participation of the BDC in a joint enterprise is consistent with the policies and purposes of the Act and (b) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

8.      Applicant requests an order pursuant to sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act to permit Applicant to issue Restricted Stock under the Plan.  Applicant acknowledges that its role is necessarily different from the other participants because the other participants are its directors and employees.  It notes, however, that the Plan is in the interest of the Company's stockholders, because the Plan will help align the interests of Applicant's employees with those of its stockholders, which will encourage conduct on the part of those employees designed to produce a better return for Applicant's stockholders.  Additionally, section 57(j)(1) of the Act expressly permits any director, officer or employee of a BDC to acquire warrants, options and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of section 61(a)(3)(B) of the Act.  Applicant submits that the issuance of Restricted Stock pursuant to the Plan poses no greater risk to stockholders than the

issuances permitted by Section 57(j)(1) of the Act.

Section 23(c)

9.	Section 23(c) of the Act, which is made applicable to BDCs by section 63 of the Act, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or under other circumstances as the Commission may permit to ensure that the purchases are made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Applicant states that the withholding or purchase of shares of Restricted Stock and common stock in payment of applicable withholding tax obligations or of common stock in payment for the exercise price of a stock option might be deemed to be purchases by the Company of its own securities within the meaning of section 23(c) and therefore prohibited by the Act.

10.	Section 23(c)(3) of the Act permits a BDC to purchase securities of which it is the issuer in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Applicant believes that the requested relief meets the standards of section 23(c)(3).

11.	Applicant submits that these purchases will be made in a manner that does not unfairly discriminate against Applicant's stockholders because all purchases of Applicant's stock will be at the closing price of the common stock on the Nasdaq Global Market (or any primary exchange on which its shares of common stock may be traded in the future) on the relevant date (*i.e.*, the public market price on the date of grant of Restricted Stock and the date of grant of Options). Applicant submits that because all transactions with respect to the Plan will take place at the public market price for the Company's common stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a market transaction.

Applicant represents that no transactions will be conducted pursuant to the requested order on days where there are no reported market transactions involving Applicant's shares.

12.     Applicant represents that the withholding provisions in the Plan do not raise concerns about preferential treatment of Applicant's insiders because the Plan is a bona fide compensation plan of the type that is common among corporations generally. Furthermore, the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the option exercise price is determined at the time of the initial grant of the Options. Applicant represents that all purchases may be made only as permitted by the Plan, which will be approved by the Company's stockholders prior to any application of the relief. Applicant believes that granting the requested relief would be consistent with the policies underlying the provisions of the Act permitting the use of equity compensation as well as prior exemptive relief granted by the Commission under section 23(c) of the Act.

Applicant's Conditions:

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1.     The Plan will be authorized by Applicant's stockholders.

2.     Each issuance of Restricted Stock to an officer or employee will be approved by the Required Majority of Applicant's directors on the basis that such grant is in the best interest of Applicant and its stockholders.

3.     The amount of voting securities that would result from the exercise of all of Applicant's outstanding warrants, options and rights, together with any Restricted Stock issued and outstanding pursuant to the Plan, will not at the time of issuance

of any warrant, option, right or share of Restricted Stock under the Plan, exceed 20 percent of Applicant's outstanding voting securities.

4. The amount of Restricted Stock issued and outstanding will not at the time of issuance of any shares of Restricted Stock exceed ten percent of Applicant's outstanding voting securities.

5. The Board will review the Plan at least annually. In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the Plan could have on Applicant's earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the Plan, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the issuance of Restricted Stock under the Plan will be in the best interest of Applicant and its stockholders. This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Plan. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary